
May 16, 2024

Stephen Uden, M.D.
Chief Executive Officer
Rallybio Corporation
234 Church Street, Suite 1020
New Haven, CT 06510

  Re: Rallybio Corporation
    Registration Statement on Form S-3
    Filed May 10, 2024
    File No. 333-279317

Dear Stephen Uden:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Zachary Blume, Esq.